Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2601

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care published Report on Form 20-F for fiscal year 2025

Bad Homburg (February 24, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, has filed the Annual Report 2025 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at FME’s website (www.freseniusmedicalcare.com) in the “Investors” section as well as on the SEC’s website (www.sec.gov).

A hard copy of FME’s Annual Report on Form 20-F, including the complete audited consolidated financial statements, may be obtained from the Company free of charge upon request to FME’s Investor Relations department by email at ir@freseniusmedicalcare.com.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,601 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 292,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various risk factors and uncertainties, including, but not limited to, changes in business, economic or competitive conditions, changes in reimbursement, regulatory compliance issues, regulatory reforms, results of clinical studies, foreign exchange rate and interest rate fluctuations, uncertainties in litigation or investigative proceedings, cyber security issues and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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